UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39311

CEREVEL THERAPEUTICS HOLDINGS, INC.*

(Exact name of registrant as specified in its charter)

c/o AbbVie, Inc.

1 North Waukegan Road

North Chicago, Illinois 60064

(847) 932-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

On August 1, 2024, Cerevel Therapeutics Holdings, Inc., a Delaware corporation (“Cerevel”), completed the previously announced merger of Symphony Harlan Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Symphony Harlan LLC, a Delaware limited liability company (“Intermediate Holdco”) and a wholly owned subsidiary of AbbVie Inc., a Delaware corporation (“AbbVie”), with and into Cerevel (the “Merger”), with Cerevel surviving the Merger as a wholly owned subsidiary of AbbVie. The Merger was effectuated pursuant to the Agreement and Plan of Merger, dated as of December 6, 2023, by and among AbbVie, Intermediate Holdco, Merger Sub and Cerevel.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cerevel Therapeutics Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2024	CEREVEL THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Scott T. Reents
	Name:	Scott T. Reents
	Title:	President